UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                         Commission File Number: 0-20632
                             CUSIP Number 33610A209

(Check one):    [ ]   Form 10-K    [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q
                [ ]   Form 10-D    [ ] Form N-SAR
                [ ]   Form N-CSR
                      For Period Ended:             March 31, 2008
                                       -----------------------------------------
                [ ]   Transition Report on Form 10-K
                [ ]   Transition Report on Form 20-F
                [ ]   Transition Report on Form 11-K
                [ ]   Transition Report on Form 10-Q
                [ ]   Transition Report on Form N-SAR
                For the Transition Period Ended:
                                                --------------------------------

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Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

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If the  notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Full Name of Registrant:                               First Banks, Inc.

Former Name if Applicable:                             Not Applicable

Address of Principal Executive Office
(Street and Number):                                   135 N. Meramec

City, State and Zip Code:                              Clayton, Missouri 63105

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [ ]

          (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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PART III -- NARRATIVE

State below in reasonable detail why the Form 10-Q could not be filed within the prescribed time period.

First Banks, Inc. ("First Banks" or the "Company") could not complete the timely filing of its Quarterly Report on Form 10-Q for the period ended March 31, 2008 (the "Quarterly Report") due to the identification by management, on May 13, 2008, of certain transactions (the "Transactions") that do not appear to have been properly reflected in the Company's consolidated financial statements as of March 31, 2008 and for the period then ended, and in the Company's consolidated financial statements as of and for the years ended December 31, 2007, 2006, 2005, 2004 and 2003. The Company is currently gathering the additional information necessary to properly examine and evaluate the Transactions; however, the evaluation could not be completed within the prescribed time period. In addition, the Audit Committee of the Board of Directors of First Banks has been apprised of the Transactions and has commissioned an investigation into the circumstances and possible irregularities that led to the recording of the Transactions in the Company's consolidated financial statements.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Peter D. Wimmer                 (314)              854-4614
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               (Name)                   (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

     Yes  [X]  No [ ]

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     Yes  [X]  No [ ]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Management is currently gathering, examining and evaluating information related to the Transactions and expects to file a Current Report on Form 8-K regarding these issues no later than Thursday, May 22, 2008. The Company expects to amend its Annual Report on Form 10-K as of and for the year ended December 31, 2007 (the "Amended Form 10-K") to properly reflect the Transactions once the necessary information is obtained and can be fully examined and evaluated by the Company and audited by the Company's independent registered public accounting firm. The Company intends to file the Amended Form 10-K and the Quarterly Report as soon as reasonably practical. Exclusive of the Transactions, the Company expects to report a net loss for the quarter ended March 31, 2008, and the net loss will likely increase after consideration of the Transactions. However, management is currently unable to complete a reasonable estimate of the change in results of operations pending completion of its evaluation of the Transactions.

This notification contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 such as statements relating to the Company's views with respect to future events. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements.


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                                FIRST BANKS, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 16, 2008                              By: /s/ Terrance M. McCarthy
                                                    ----------------------------
                                                         Terrance M. McCarthy
                                                         President and
                                                         Chief Executive Officer